UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EVOLVING SYSTEMS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

30049R209
(CUSIP Number)

Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 17, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30049R209	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
660,872 shares of Common Stock (1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
660,872 shares of Common Stock (1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
660,872 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% of outstanding shares of Common Stock (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Piton Capital Partners LLC (the "Reporting Person") is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in SEC Rule 202(a)(11)(G)-1 (the "Family Office Rule)) of Kokino LLC ("Kokino").  The Reporting Person is managed by its managing member, Piton Capital Management LLC ("PCM").  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of the Reporting Person, and in that capacity Kokino acts on behalf of the Reporting Person as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Reporting Person's investment in the shares of Common Stock referenced above (the "Shares"). PCM, Kokino and Mr. Averick have no pecuniary interest in the shares of Common Stock beneficially owned by the Reporting Person, except that Mr. Averick currently holds a minority interest in the Reporting Person through PCM (which interest may increase or decrease from time to time).  PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM, Kokino or Mr. Averick may hold over the Shares is ultimately attributed to the Reporting Person.
(2) This calculation is rounded to the nearest tenth and is based upon 12,462,692 shares of Common Stock outstanding, as reported in the Issuer's Annual Report on Form 10-K filed on March 28, 2017.

CUSIP No. 30049R209	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	Security and Issuer.
This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Shares"), of Evolving Systems, Inc., a Delaware corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 9777 Pyramid Court, Suite 100, Englewood, Colorado.

 Item 2.     Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Piton Capital Partners LLC (the "Reporting Person").
(b)	The business address of the Reporting Person is:
c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, Connecticut 06901
Attention: Garrett Lynam
(c)
The principal business of the Reporting Person is to act as a pooled investment vehicle for various "family clients" (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients") of Kokino LLC ("Kokino"), which is a single family office that provides investment management services only to Jonathan Sackler, his family and other Family Clients of Kokino, including the Reporting Person with respect to the Shares of the Issuer beneficially owned by the Reporting Person.

The Reporting Person is managed by its managing member, Piton Capital Management LLC, a Delaware limited liability company ("PCM").  PCM is in turn managed by its managing member, Kokino (which is also a Delaware limited liability company).  Additionally, Kokino is the trading manager of the Reporting Person, and in that capacity Kokino acts on behalf of the Reporting Person as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Reporting Person's investment in the Shares.  The business address of PCM and Mr. Averick is the same as the Reporting Person's and Kokino's.  Also, Mr. Averick is a U.S. citizen.
(d)	Each of the Reporting Person, PCM, Kokino and Mr. Averick have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Each of the Reporting Person, PCM, Kokino and Mr. Averick have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 30049R209	SCHEDULE 13D	Page 4 of 9 Pages

(f)	The Reporting Person is a Delaware limited liability company.
Item 3.      Source and Amount of Funds or Other Consideration.
As of April 27, 2017, the Reporting Person had purchased an aggregate of 660,872 Shares over the course of various prior purchases totaling approximately $3 million.  Shares reported herein as beneficially owned by the Reporting Person are held from time to time in margin accounts established with the Reporting Person's prime broker(s).  Therefore, a portion of the purchase price for the Shares may be obtained through margin borrowing. Such Shares are held by the Reporting Person in one or more commingled margin account(s), which may extend margin credit to the Reporting Person from time to time subject to applicable federal margin regulations, stock exchange rules and the prime brokers' credit policies. Positions held in the margin account are then pledged as collateral for the repayment of debit balances in the account. The Reporting Person used cash on hand to fund the portion of the purchase price for the Shares that were not obtained through margin borrowing.
Item 4.	Purpose of Transaction.
The Reporting Person acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity. The Reporting Person's representatives (which includes employees of Kokino and Kokino's advisers) intend to have discussions with the Issuer's representatives (including its board of directors and management) regarding topics including: (1) the Issuer's strategy, governance, business and operations and (2) improving the performance of the Issuer's stock.  In addition, the Reporting Person may engage in communications regarding items (1) and (2) above with other stockholders of the Issuer, knowledgeable industry or market observers, industry participants, or other persons.
The Reporting Person intends to review its investment in the Issuer on an ongoing basis.  The Reporting Person may take a number of actions to maximize the value of its investment, including increasing or decreasing the size of its investment in the Issuer.  The actions taken by the Reporting Person to maximize the value of its investment will depend upon numerous factors, including, among other things, the price and availability of securities of the Issuer; subsequent developments affecting the Issuer; the Issuer's business and prospects; general stock market and money market and economic conditions; tax considerations; ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the board of directors and management of the Issuer; and other factors deemed relevant.

CUSIP No. 30049R209	SCHEDULE 13D	Page 5 of 9 Pages

Notwithstanding anything to the contrary herein, the Reporting Person specifically reserves the right to exercise any and all of its rights as a shareholder of the Issuer in a manner consistent with its equity interests, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, namely: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
The foregoing list of intentions, plans, strategies, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting Person will take any of the actions set forth above.
Except as provided above in this Item 4, the Reporting Person does not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer's board of directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 30049R209	SCHEDULE 13D	Page 6 of 9 Pages

Item 5. Interest in Securities of the Issuer.
		Shares Beneficially Owned by Reporting Person[1]	Percent of Class[2]
(a) and (b)	Sole Voting Power	660,872	5.3%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	660,872	5.3%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	660,872	5.3%

(c)
Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d)
Kokino provides investment management services to the Reporting Person.  In this capacity Kokino shares the power to (i) vote and dispose (or direct the disposition of) and (ii) direct the receipt of dividends from, or the proceeds from the sale of, the 660,872 Shares beneficially owned by the Reporting Person.  Additionally, Kokino is the managing member of PCM, which is in turn the managing member of the Reporting Person. Robert Averick, in his capacity as an employee of Kokino, manages the Reporting Person's investment in the Shares. PCM, Kokino and Mr. Averick have no pecuniary interest in the Shares beneficially owned by the Reporting Person, except that Mr. Averick currently holds a minority interest in the Reporting Person through PCM (which interest may increase or decrease from time to time).  PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM, Kokino or Mr. Averick may hold over the Shares is ultimately attributed to the Reporting Person.

Except as described above (including in the footnotes to Items 5(a) and (b)), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

[1]
The Reporting Person is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in SEC Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.  The Reporting Person is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of the Reporting Person, and in that capacity Kokino acts on behalf of the Reporting Person as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Reporting Person's investment in the Shares. PCM, Kokino and Mr. Averick have no pecuniary interest in the shares of Common Stock beneficially owned by the Reporting Person, except that Mr. Averick currently holds a minority interest in the Reporting Person through PCM (which interest may increase or decrease from time to time).  PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM, Kokino or Mr. Averick may hold over the Shares is ultimately attributed to the Reporting Person.

[2]	This calculation is rounded to the nearest tenth and is based upon 12,462,692 shares of Common Stock outstanding, as reported in the Issuer's Annual Report on Form 10-K filed on March 28, 2017.

CUSIP No. 30049R209	SCHEDULE 13D	Page 7 of 9 Pages
(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Person holds a portion of its assets, which may include some of the Issuer's securities, in prime brokerage accounts at one or more institutions, which accounts provide the Reporting Person with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer's securities owned by the Reporting Person are held from time to time in such prime broker accounts, they may be subject to such counterparty rights.
Other than as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person (including PCM, Kokino and Mr. Averick) and any other person with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit A: Transactions in the Shares During the Last 60 Days.

CUSIP No. 30049R209	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2017
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Douglas Kline
Name: Douglas Kline Title: Chief Operating Officer

CUSIP No. 30049R209	SCHEDULE 13D	Page 9 of 9 Pages

EXHIBIT A

Transactions in Shares of the Issuer During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Person. All such transactions were effected in the open market through various brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Approx. Price Per Share ($)
4/20/2017	16,862	4.8289
4/18/2017	17,400	4.7499
4/17/2017	11,610	4.7455
4/5/2017	15,000	4.7368
4/4/2017	154,296	4.7776
4/3/2017	7,090	4.7877
3/29/2017	11,713	4.7333
3/28/2017	929	4.6484
3/27/2017	5,301	4.6486
3/24/2017	1,700	4.6
3/23/2017	2,104	4.588
3/22/2017	4,129	4.5791
3/6/2017	6,796	4.5974
3/2/2017	5,942	4.55
3/1/2017	31,645	4.6216
2/28/2017	6,055	4.65
2/27/2017	42,365	4.6855
2/24/2017	1,100	4.7
2/23/2017	68,459	4.6793
2/17/2017	2,900	4.3784
2/16/2017	12,720	4.4465